UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32996 / January 30, 2018

In the Matter of   :
                                                                                        :
GUGGENHEIM CREDIT INCOME FUND   :
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC   :
                                                                                        :
330 Madison Avenue   :
New York, NY 10017   :
                                                                                        :
GUGGENHEIM FUNDS DISTRIBUTORS, LLC   :
GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC   :
SECURITY INVESTORS, LLC   :
GUGGENHEIM EUROPEAN CREDIT FUND   :
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER, LLC   :
GUGGENHEIM PRIVATE DEBT FUND, LLC   :
GUGGENHEIM PRIVATE DEBT FUND, LTD.   :
GUGGENHEIM PRIVATE DEBT MASTER FUND, LLC   :
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER 2.0, LLC   :
GUGGENHEIM PRIVATE DEBT FUND 2.0, LLC   :
GUGGENHEIM PRIVATE DEBT FUND 2.0, LTD.   :
GUGGENHEIM PRIVATE DEBT MASTER FUND 2.0, LLC   :
GUGGENHEIM PRIVATE DEBT MFLTB 2.0, LLC   :
NZC GUGGENHEIM FUND LLC   :
NZC GUGGENHEIM FUND LIMITED   :
NZC GUGGENHEIM MASTER FUND LIMITED   :
NZCG FUNDING LTD.   :
NZCG FUNDING 2 LIMITED   :
SOUTH DOCK FUNDING LIMITED   :
NZCG FEEDER I, L.P.   :
NZCG FUNDING 2, LLC   :
NZCG FUNDING LLC   :
GUGGENHEIM U.S. LOAN FUND   :
GUGGENHEIM U.S. LOAN FUND II   :
GUGGENHEIM U.S. LOAN FUND III   :
GUGGENHEIM OPPORTUNISTIC U.S. LOAN AND BOND FUND IV   :
GFI FUND   :
GHY FUND   :
                                                                                        :
100 Wilshire Boulevard   :
5th Floor   :

Santa Monica, CA 90401   :
                                                                                               :
(812-14821)   :
                                                                                               :
_____   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Guggenheim Credit Income Fund (f/k/a Carey Credit Income Fund), Guggenheim Partners
Investment Management, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Funds
Investment Advisors, LLC, Security Investors, LLC, Guggenheim European Credit Fund,
Guggenheim Private Debt Fund Note Issuer, LLC, Guggenheim Private Debt Fund, LLC,
Guggenheim Private Debt Fund, Ltd., Guggenheim Private Debt Master Fund, LLC,
Guggenheim Private Debt Fund Note Issuer 2.0, LLC, Guggenheim Private Debt Fund 2.0, LLC,
Guggenheim Private Debt Fund 2.0, Ltd., Guggenheim Private Debt Master Fund 2.0, LLC,
Guggenheim Private Debt MFLTB 2.0, LLC, NZC Guggenheim Fund LLC, NZC Guggenheim
Fund Limited, NZC Guggenheim Master Fund Limited, NZCG Funding Ltd., NZCG Funding 2
Limited, South Dock Funding Limited, NZCG Feeder I, L.P., NZCG Funding 2, LLC, NZCG
Funding LLC, Guggenheim U.S. Loan Fund, Guggenheim U.S. Loan Fund II, Guggenheim U.S.
Loan Fund III, Guggenheim Opportunistic U.S. Loan and Bond Fund IV, GFI Fund, and GHY
Fund filed an application on September 22, 2017 and an amendment to the application on
November 22, 2017, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would supersede a prior order[1] to permits certain business development
companies and closed-end management investment companies ("Regulated Entities") to co-
invest in portfolio companies with each other and with affiliated investment funds.

On January 3, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 32960). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Entities in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

---

[1] *Carey Credit Income Fund, et al.*, Investment Company Act Release Nos. 32138 (June 2, 2016)
(notice) and 32164 (June 28, 2016) (order).

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Guggenheim Credit Income Fund, et al. (File No. 812-14821) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary